SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 1)

                Under the Securities Exchange Act of 1934

                            The Scotts Company
                              (Name of Issuer)

                      Common Stock, without par value
                       (Title of Class of Securities)

                                810 186 106
                               (CUSIP Number)

                               James Hagedorn
                       800 Port Washington Boulevard
                        Port Washington, NY  11050
                               (516) 883-6550

                              With a copy to:

                             J. Michael Schell
                      Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                             New York, NY 10022

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               June 16, 1995
          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this statement [X].



        CUSIP No. 810 186 106


        1) Names of Reporting Persons:
           S.S. or I.R.S. Identification Nos. of Above Persons:

             Hagedorn Partnership, L.P.
             EIN 11-3265232

        2) Check the Appropriate Box if a Member of a Group (See
           Instructions)

          (a)
          (b)

        3) SEC Use Only

        4) Source of Funds (See Instructions): 00

        5) Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)

        6) Citizenship or Place of Organization:  Delaware

        Number of Shares Beneficially Owned by Each Reporting
        Person:

        (7)  Sole Voting Power: 13,262,631
        (8)  Shared Voting Power:
        (9)  Sole Dispositive Power: 12,967,989
        (10) Shared Dispositive Power:

        11) Aggregate Amount Beneficially Owned by Each Reporting
            Person: 13,262,631

        12) Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions)

        13) Percent of Class Represented by Amount in Row (11): 41.5%

        14) Type of Reporting Person (See Instructions): PN


             Hagedorn Partnership, L.P. (the "Partnership") hereby amends and supplements its Statement on Schedule 13D (the "Schedule 13D") filed with respect to the common stock, without par value (the "Shares"), of The Scotts Company, an Ohio corporation ("Scotts"). Defined terms have the meanings set forth in the Schedule 13D.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On June 16, 1995, the Charity contributed 17,186 shares of Preferred Stock and Warrants to purchase 2,933,358 Shares to the capital of the Partnership in exchange for limited partnership interest units in the Partnership.

        ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a) The Partnership owns (beneficially and of record) 190,658 shares of Preferred Stock, which are convertible into 10,034,631 Shares, and Warrants to purchase 2,933,358 Shares, and has the right to vote, and a right of first refusal with respect to, the Scotts securities held by Mr. Kenlon and his children. In the aggregate, the securities listed in the foregoing sentence represent 41.5% of the Shares outstanding (all percentages herein are based on the 18,677,064 Shares which Scotts reported to be outstanding as of May 8, 1995). The 10,034,631 Shares into which the Partnership's 190,658 Preferred Shares are convertible, together with the Warrants to purchase 2,933,358 Shares, represent, in the aggregate, 41.0% of the Shares outstanding.

             (b) The Partnership has the sole power to vote all of the Scotts securities held by it and by Mr. Kenlon and his children. The Partnership has the sole power to dispose of the Scotts securities held by it, and has a right of first refusal on the Scotts securities held by Mr. Kenlon and his children. See Item 6 of the Schedule 13D.


                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      HAGEDORN PARTNERSHIP, L.P.

                                      By: /s/ James Hagedorn
                                          James Hagedorn
                                          A General Partner

                                      Date:  June 19, 1995